                                                        OMB APPROVAL
                                        ------------------------------------
                                        OMB NUMBER:  3235-0145
                                        EXPIRES:
                                                 DECEMBER 31, 2005
                                        ESTIMATED AVERAGE
                                        BURDEN HOURS
                                        PER RESPONSE.....................11
                                        ------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G




                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                            Maguire Properties, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class and Securities)


                                    55975101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [  ]  Rule 13d-1(b)

         [  ]  Rule 13d-1(c)

         [X ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 55975101                                                   Page 2 of 6

                                  SCHEDULE 13G



--------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Robert F. Maguire III
--------------------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

                                                                (a)      [ ]
                                                                (b)      [X]
--------------------------------------------------------------------------------

(3)      SEC USE ONLY
--------------------------------------------------------------------------------

(4)      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------

NUMBER OF       (5)      SOLE VOTING POWER
SHARES
BENEFICIALLY             10,061,028*
OWNED BY        ----------------------------------------------------------------
EACH            (6)      SHARED VOTING POWER
REPORTING                52,632*
PERSON          ----------------------------------------------------------------
WITH            (7)      SOLE DISPOSITIVE POWER
                         10,061,028*
                ----------------------------------------------------------------
                (8)      SHARED DISPOSITIVE POWER
                         52,632*
--------------------------------------------------------------------------------

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,113,660

--------------------------------------------------------------------------------
(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                               [ ]

--------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) [19.0%]

--------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON (See Instructions)          IN

--------------------------------------------------------------------------------

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                                                                     Page 3 of 6


Item 1(a).          Name of Issuer: Maguire Properties, Inc.

Item 1(b).          Address of Issuer's Principal Executive Offices:
                    333 South Grand Avenue, Suite 400, Los Angeles, CA 90071

Item 2(a).          Name of Persons Filing: Robert F. Maguire III

Item 2(b).          Address of Principal Business Office or, if None, Residence:
                    333 South Grand Avenue, Suite 400, Los Angeles, CA 90071

Item 2(c).          Citizenship: United States

Item 2(d).          Title of Class of Securities: Common Stock

Item 2(e).          CUSIP Number:  55975101

Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b), Check Whether the Person Filing is a:

(a)      [ ]      Broker or dealer registered under section 15 of the Act
                  (15 U.S.C. 78o).

(b)      [ ]      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)      [ ]      Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

(d)      [ ]      Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)      [ ]      An investment adviser in accordance with Section
                  240.13d-1(b)(1)(ii)(E);

(f)      [ ]      An employee benefit plan or endowment fund in accordance with
                  Section 240.13d-1(b)(1)(ii)(F);

(g)      [ ]      A parent holding company or control person in accordance with
                  Section 240.13d-1(b)(1)(ii)(G);

(h)      [ ]      A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)      [ ]      A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

(j)      [ ]      Group, in accordance with Section 240.13d-1(b)(1)(ii)(J);

Item 4.  Ownership:

(a) Amount Beneficially Owned: 10,113,660. Robert F. Maguire III ("Mr. Maguire") is deemed to be the beneficial owner of 10,113,660 limited partnership units ("LP Units") of Maguire Properties, L.P., the operating partnership of Maguire Properties, Inc. (the "Company"). Beginning on August 27, 2004 such L.P. Units may be redeemed for cash based on the fair market value of an equivalent number of shares of the Company's common stock at the time of redemption. Alternatively, the Company may require that such L.P. Units be redeemed for shares of common stock of the Company on a one-for-one basis subject to adjustment in the event of stock splits, stock dividends, issuance of stock rights, specified extraordinary distributions and similar events. The Company has stated that it anticipates issuing shares of common stock in exchange for L.P. Units in connection with each redemption rather than having such L.P. Units redeemed by Maguire Properties, L. P. for cash. Mr. Maguire is deemed to beneficially own (i) 4,580,792 L.P. Units held by him directly, (ii) 5,480,236 L.P. Units held by certain entities that are wholly owned and controlled by Mr. Maguire, directly or indirectly, and (iii) 52,632 L.P. Units that are held by Maguire Partners - Master Investments, LLC, an entity in which Mr. Maguire holds a 55% membership interest and shares voting and dispositive power with respect to such LP Units with other members.

(b)      Percent of Class: 19.0%

(c)      Number of shares as to which such person has:

        (i)     Sole power to vote or to direct the vote: 10,061,028

        (ii)    Shared power to vote or to direct the vote: 52,632

        (iii)   Sole power to dispose or to direct the disposition of:
                10,061,028

        (iv)    Shared power to dispose or to direct the disposition of: 52,632

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person. Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group. Not applicable.

Item 10. Certification. Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           February  14,2005
                                           -------------------------------------
                                                         Date


                                           /s/ Robert F. Maguire III
                                           -------------------------------------
                                                       Signature

                                           Robert F. Maguire III, Co-CEO
                                           -------------------------------------
                                                       Name/Title